FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           31st October, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	31 st October 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about October 31, 2003

Item 3. Press Release

October 31, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Cheal-1 Production Test Positive

Wellington, New Zealand – October 31, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Cheal-1 production test (Indo-Pacific, Operator, 33.5% plus royalties) commenced on October 20 and is proceeding well.

Item 5. Full Description of Material Change

Cheal-1 Production Test Positive

Wellington, New Zealand – October 31, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Cheal-1 production test (Indo-Pacific, Operator, 33.5% plus royalties) commenced on October 20 and is proceeding well.

Flow is being maintained through a 5/8” choke into the on-site production facilities, where the oil is separated from the gas and stored on site. Export of oil is by road tanker to the nearby TAWN production station, under a short-term marketing agreement with Swift Energy, the operator of that facility. Two shipments have already been sold. Oil flow rates are averaging around 70 barrels per day.

The production test is designed to provide estimates of the volume of gas in the reservoir accessed by Cheal-1; so that decisions on a gas export pipeline can be made. There are several options for the pipeline, including connections to the TAWN plant, to NGC’s regional pipeline system or to Contact Energy’s gas-fired power station, about four miles to the north.

The production test will continue for another 8-10 days at a constrained rate of one million cubic feet of gas per day. Thereafter the well will be shut–in for a week, before the downhole pressure gauges are recovered to surface and analysed. If these show a critical reserve level, a similar test will be conducted forthwith on Cheal-2. This is an existing well deviated to the east from the same site, which also flowed gas and oil on test from the same sands when originally drilled in 1995.

A third well is planned to be drilled a short distance to the north in early 2004, to check the continuity and quality of these oil and gas sands, as well as the oil potential of the underlying Mt Messenger sands, which form a separate reservoir target. CEO Dave Bennett commented “ the production test has proceeded very well so far, with stable rates and flowing pressures being achieved. While this test was intended to establish Cheal as a producing gas field, we are delighted with the oil rates also being achieved. These are considerably higher than when the well was originally drilled, as a consequence of our improved completion and production techniques. Our custom designed and built production facilities are working well, and are scaled to handle the likely total output of all three wells”.

The Parker rig has now been released from contract on the Swift operated, Tuihu-1A wellsite (Indo-Pacific 10%). The well reached the Kapuni reservoir target, but was plugged and abandoned at TD of 4845m ( 15,896 feet) due to engineering difficulties associated with coal seams encountered in the well. Some evidence for hydrocarbons was encountered, but not sufficient to justify the expense of deepening the well to test further within the Kapuni sandstones.

In Australia, Hardman Resources Ltd., listed on the ASX and the London AIM, http://www.gtp.com.au/hardman/ has taken up West Oil’s interest in ACP26 ( INDOF 49.375%). We welcome Hardman to the joint venture.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 31, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Update reports on Bluff-1, Tuihu-1A and Cheal-1 Production Test Positive Operations

Wellington, New Zealand – October 31, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) advises that the Cheal-1 production test (Indo-Pacific, Operator, 33.5% plus royalties) commenced on October 20 and is proceeding well.

Flow is being maintained through a 5/8” choke into the on-site production facilities, where the oil is separated from the gas and stored on site. Export of oil is by road tanker to the nearby TAWN production station, under a short-term marketing agreement with Swift Energy, the operator of that facility. Two shipments have already been sold. Oil flow rates are averaging around 70 barrels per day.

The production test is designed to provide estimates of the volume of gas in the reservoir accessed by Cheal-1; so that decisions on a gas export pipeline can be made. There are several options for the pipeline, including connections to the TAWN plant, to NGC’s regional pipeline system or to Contact Energy’s gas-fired power station, about four miles to the north.

The production test will continue for another 8-10 days at a constrained rate of one million cubic feet of gas per day. Thereafter the well will be shut–in for a week, before the downhole pressure gauges are recovered to surface and analysed. If these show a critical reserve level, a similar test will be conducted forthwith on Cheal-2. This is an existing well deviated to the east from the same site, which also flowed gas and oil on test from the same sands when originally drilled in 1995.

A third well is planned to be drilled a short distance to the north in early 2004, to check the continuity and quality of these oil and gas sands, as well as the oil potential of the underlying Mt Messenger sands, which form a separate reservoir target. CEO Dave Bennett commented “ the production test has proceeded very well so far, with stable rates and flowing pressures being achieved. While this test was intended to establish Cheal as a producing gas field, we are delighted with the oil rates also being achieved. These are considerably higher than when the well was originally drilled, as a consequence of our improved completion and production techniques. Our custom designed and built production facilities are working well, and are scaled to handle the likely total output of all three wells”.

The Parker rig has now been released from contract on the Swift operated, Tuihu-1A wellsite (Indo-Pacific 10%). The well reached the Kapuni reservoir target, but was plugged and abandoned at TD of 4845m ( 15,896 feet) due to engineering difficulties associated with coal seams encountered in the well. Some evidence for hydrocarbons was encountered, but not sufficient to justify the expense of deepening the well to test further within the Kapuni sandstones.

In Australia, Hardman Resources Ltd., listed on the ASX and the London AIM, http://www.gtp.com.au/hardman/ has taken up West Oil’s interest in ACP26 ( INDOF 49.375%). We welcome Hardman to the joint venture.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.